Exhibit 99.7

EXECUTION VERSION

DEED OF TERMINATION

THIS DEED is made on               25 January      2024

BETWEEN

(1)	SELINA HOSPITALITY PLC, a public limited company organized under the laws of England and Wales with company number 13931732 (the “Company”);

(2)	SELINA MANAGEMENT COMPANY UK LTD, a company organized and existing under the laws of England, having company number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL, United Kingdom;

(3)	OSPREY INTERNATIONAL LIMITED, registered in Cyprus with number HE385659;

(4)	LUDMILIO LIMITED, a company incorporated under the laws of Cyprus with incorporation number HE 414304; and

(5)	KIBBUTZ HOLDING S.À R.L. a company incorporated under the laws of Luxembourg with its registered address at 5 rue Guillaume J. Kroll, Luxembourg 1882, Luxembourg, and registered with the Luxemburg Trade and Companies Register under number B254087,

(together, the “Parties”).

Termination letter in respect of a future funding letter dated 31 July 2023 and the investors’ rights agreement dated 31 July 2023

Reference is made to:

(a)	a letter regarding future funding dated 26 June 2023, as amended and superseded by a side letter dated 31 July 2023, by and between the Parties, in respect of certain future investments into the Company and/or its subsidiaries (the “Future Funding Letter”); and

(b)	the investors’ rights agreement dated 26 June 2023, as amended and restated in its entirety by that certain amended and restated investors’ rights agreement dated 31 July, 2023, which sets forth certain matters regarding the ownership or potential ownership of ordinary shares of the Company and certain other matters (the “Investor Rights Agreement”).

With effect from the date hereof, the Parties hereby agree that each of the Future Funding Letter and the Investor Rights Agreement are terminated in their entirety and that each of the Future Funding Letter and the Investor Rights Agreement and the Parties’ respective rights and obligations thereunder shall lapse and cease and have no further effect.

A person who is not a party to this deed has no right under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce or enjoy the benefit of any terms of this deed and none of the Parties shall be liable to any such person by reason of entry into this deed or the disclosure of this deed to any such person.

This deed may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement. Execution and/or delivery of a counterpart of this deed by e-mail attachment or other electronic means shall be an effective mode of execution and/or delivery.

This deed, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with English law. Each Party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute (including a dispute relating to the existence, validity or termination of this deed or any non-contractual obligation arising out of or in connection with this deed) which may arise out of or in connection with this deed and that accordingly any proceedings arising out of or in connection with this deed shall be brought in such courts. Each Party irrevocably submits to the exclusive jurisdiction of the courts of England and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

IN WITNESS whereof this deed has been duly executed and delivered as a deed on the above date first above written.

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EXECUTION VERSION

EXECUTED AS A DEED by	)
SELINA HOSPITALITY PLC	)	/s/ RAFAEL MUSERI
)
acting by	)	Director
)
in the presence of:	)

Signature of witness
/s/ MAGGIE AZAR

Name of witness
(in BLOCK CAPITALS)
Maggie Azar

Address of witness

EXECUTED AS A DEED by	)
SELINA MANAGEMENT	)
COMPANY UK LTD	)	/s/ RAFAEL MUSERI
)
acting by	)	Director
)
in the presence of:	)

Signature of witness

Name of witness
(in BLOCK CAPITALS)

Address of witness

EXECUTION VERSION

EXECUTED AS A DEED by	)
OSPREY INTERNATIONAL
LIMITED	)	/s/ GIORGOS GEORGIOU
)
acting by	)	Director
)
in the presence of:	)

Signature of witness
/s/ TANIA BITCHAKDJIAN

Name of witness
(in BLOCK CAPITALS)
Tania Bitchakdjian

Address of witness

EXECUTED AS A DEED by	)
LUDMILIO LIMITED	)
)
acting by	)	Director
)
in the presence of:	)

Signature of witness

Name of witness
(in BLOCK CAPITALS)

Address of witness

EXECUTED AS A DEED by	)
KIBBUTZ HOLDING S.À R.L.	)	/s/ DAVID GALAN
)
acting by	)	Authorized Signatory
)
in the presence of:	)

Signature of witness
/s/ KAREN GALAN

Name of witness
(in BLOCK CAPITALS)
Karen Galan

Address of witness